

May 12, 2016

<u>Via E-mail</u>
Mr. Joseph A. Hoffman, Esq.
Andrews Kurth LLP
Dallas, TX 75201

> **Re: Stratus Properties Inc.**
> **Revised Preliminary Proxy Statement filed on Schedule 14A**
> **Filed May 6, 2016 by Carl E. Berg, David M. Dean and Michael Knapp**
> **File No. 001-37716**

Dear Mr. Hoffman:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed on Schedule 14A

<u>General</u>

1.   We note the response and revised disclosure in reply to prior comment 5; however, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to us on a supplemental basis. Please revise to ensure that support for any statements concerning the company's financial performance, stock price and share value exists. For example, please revise throughout the filing to provide support for the references to shareholders realizing the "true value" of their shares and quantify any analyses performed to support these statements. To the extent any such analyses have not been performed, so state. The statements on page 9 regarding the assertion that the company has "mismanaged" the business as it relates to "properties being sold at prices less than fair market value and/or at inopportune times," "properties being improperly acquired, developed and managed," and "the development and operations of Stratus' properties being funded at a cost to Stratus that is higher than it needed to be" also need to be supported.

Reasons for the Solicitation

We Believe the Best Way to Maximize Value…, page 11

2.   We note you disclosure, "[w]e likewise believe that an overwhelming consensus view of the Company's stockholders supports our belief, and we are confident that the vote on the Berg Stockholder Proposal will substantiate that belief." We believe that speculation as to the views of stockholders is insupportable. Please remove this statement, or advise.

        You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions